UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

New TPG Post rates from 1 January 2007, 30 August 2006

30 August 2006

New TPG Post rates from 1 January 2007

Stamp price 44 euro cents

TNT N.V. today announces that TPG Post will amend its rates on 1 January 2007. The rate for single-item domestic letters up to 20 grams will be increased to 44 euro cents. This will be the first rate increase for single-item mail in five and a half years. The rate for letters between 500 and 3.000 grams will be reduced to € 2.64 on the same date. TPG Post intends not to increase the 44 euro cent rate again until 2010.

The rate for letters has not risen since 2001. The newly announced rates (12.1% average increase) mean that the increase will remain within the inflation rate of 12.5% on aggregate since 2001. With a stamp price of 44 euro cents TPG Post will continue to offer the lowest price for a 24-hour service in Western Europe and the best price-quality ratio in Europe. TPG Post operates in a dramatically changing market. In 2001 the company developed its Cost Flexibility Master Plan. This plan is essential to positioning the company in such a way that, in the period up to year-end 2012, it will be able to absorb the expected decrease in volume caused by substitution of postal items by e-mail and the increasing competition. The Master Plan includes reorganizations at Operations, Marketing & Sales and Overhead. Between 2000 and 2006, TPG Post saw 9.000 job cutbacks and, in consultation with the trade unions and works councils, TNT N.V. is presently considering additional cost-saving measures.

The rate for single-item mail between 250 and 500 grams will be reduced from € 2.25 to € 2.20. The lower rate of € 2.64 will apply to heavier postal items (5.00 to 3.000 grams) from 1 January 2007 (was €3.00). In addition to domestic letter rates, those for franking machine mail, registered mail and international mail and parcels will also change. TPG Post customers who use a franking machine will be informed of the new rates by letter. All business customers of TPG Post will be informed as usual in October 2006 of the rate changes for business mail.

Each year an average household in the Netherlands spends approximately € 26.00 on mail-related products and services (stamps, Christmas mail, international mail and parcels). The announced rate change will result in an average increase of less than € 2.00 per household per year. The rate increases have passed through OPTA and this regulatory body has confirmed that these fall within the maximum levels allowed by law.

The new stamps can be purchased from 11 December at the usual TPG Post sales outlets. Customers of TPG Post may continue to use 39 euro cents stamps by adding extra stamps of 5 euro cents. These supplementary stamps will also be widely available from 11 December.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 31 August 2006